Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000 July 17, 2019

VIA EDGAR AND FEDERAL EXPRESS

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Donald Field

         Justin Dobbie

Re:	Pliant Therapeutics, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted June 20, 2019
CIK No. 0001746473

Ladies and Gentlemen:

This letter is being submitted on behalf of Pliant Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated June 28, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Bernard Coulie, Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Amendment No. 1 to the Draft Registration Statement on Form S-1 that was submitted on June 20, 2019. The Company is concurrently confidentially submitting an Amendment No. 2 to the Draft Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Donald Field of the Commission.

United States Securities and Exchange Commission

July 17, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2017 and 2018

Research and Development, page 80

1.	Refer to our prior comment 3. Please revise to quantify, for each period presented, your research and development expenses by the types of costs you disclosed on pages 78 and 79.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to quantify for each period presented research and development expenses by cost types on pages 78 and 79 of the Amendment. The Company advises the Staff that it expects to include this disclosure for future periods in subsequent filings.

Licensed IP, page 130

2.

We note your response to our prior comment 8 and reissue in part. Please revise your disclosure in this section to clarify the extent to which you are or expect to utilize these licensed patent families in your business. Also, to the extent you believe you are not required to file the license agreement with the Regents of the University of California as an exhibit to your registration statement, please confirm that the company does not currently or expect to depend on the license to a material extent. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the molecules currently being developed by the Company as product candidates are not within the scope of the agreement with the Regents of the University of California (the “UCSF Agreement”). The Company has no current plans to develop any product candidates under the UCSF Agreement or use the licensed patents under the UCSF Agreement in its current product portfolio. Accordingly, the Company advises the Staff that it has revised its disclosure on page 130 to clarify the extent to which the Company is or expects to utilize the licensed patent families under the UCSF Agreement in its business.

Further to the Staff’s comment, the Company respectfully notes that Item 601(b)(10)(ii)(B) of Regulation S-K requires the filing of “any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” For the foregoing reasons, the Company confirms that it does not currently depend or expect to depend on the license under the UCSF Agreement to a material extent. As a result, the Company does not believe it is required to file the UCSF Agreement as an exhibit to its registration statement.

Exhibits and Financial Statement Schedules, page II-3

3.	We note your response to our prior comment 13 and reissue in part. Please file the Adimab Collaboration Agreement or, alternatively, provide us with your analysis why this is not required.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the collaboration agreement with Adimab (the “Adimab Agreement”) is of the type that is routinely entered into by the Company and its peers in its industry. The Company additionally advises the Staff that the molecules currently in the Company’s pipeline are not within the scope of the Adimab Agreement. As disclosed in the Amendment, the Company has limited financial obligations under the Adimab Agreement unless and until the Company exercises its option to acquire development and commercialization rights with respect to one or more discovered antibodies. There can be no assurance

United States Securities and Exchange Commission

July 17, 2019

that any such exercise will occur in the foreseeable future or at all, and the Company will reevaluate its determination of materiality in the future, if and to the extent it exercises such option or otherwise selects a product target for research and development by Adimab under the Adimab Agreement. The Company may also terminate this agreement for convenience at any time upon 60 days’ prior written notice to Adimab.

For the foregoing reasons, the Company does not believe that the Adimab Agreement is required to be filed as an exhibit to the registration statement because it would ordinarily accompany the kind of business conducted by the Company and the Company is not “substantially dependent” on this agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, because the financial obligations under this agreement are currently limited, the Company does not believe this agreement is material to its business.

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United States Securities and Exchange Commission

July 17, 2019

If you require additional information, please telephone the undersigned at (650) 752-3333.

Sincerely,

/s/ Deepa M. Rich
Deepa M. Rich

Enclosures:

cc:	Bernard Coulie, Pliant Therapeutics, Inc.

Keith Cummings, Pliant Therapeutics, Inc.

Hans Hull, Pliant Therapeutics, Inc.

Sam Zucker, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

Kristin VanderPas, Cooley LLP

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